Exhibit 99.B(d)(69)

Schedule B

to the

Sub-Advisory Agreement

between

SEI Investments Management Corporation

and

LSV Asset Management

Dated November 30, 2010, amended as of September 15, 2015, December 6, 2016 and April 2, 2018

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional Investments Trust

U.S. Managed Volatility Fund	[REDACTED]

Global Managed Volatility Fund	[REDACTED]

World Select Equity Fund	[REDACTED]

Agreed and Accepted:

SEI Investments Management Corporation	LSV Asset Management

By:	By:
/s/ William T. Lawrence	/s/ Kevin Phelan

Name:	Name:
William T. Lawrence	Kevin Phelan

Title:	Title:
Vice President	Chief Operating Officer